SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013
_______________________

BioLineRx Ltd.
(Translation of Registrant’s name into English)
_______________________

P.O. Box 45158
19 Hartum Street
Jerusalem 9777518, Israel
(Address of Principal Executive Offices)
_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☑

On December 30, 2013, the Registrant announced that it has engaged the services of Arnon Aharon, M.D. as its new Vice President of Medical Affairs, commencing January 1, 2014. Prior to joining the Registrant, Dr. Aharon served as Clinical Director, Medical Director or VP of Development at several biotechnology companies, the most recent being Thrombotech Ltd. and LycoRed Ltd. In addition, Dr. Aharon has been a partner in R&D Integrative Solutions, a firm that provides consulting services to the biotechnology industry and academic centers. Dr. Aharon holds a B.Sc in Medical Sciences and an M.D. from Tel Aviv University.

Dr. Aharon will be replacing Prof. Moshe Phillip who has served as the Registrant’s Vice President of Medical Affairs and Senior Clinical Advisor since 2004. Prof. Phillip will continue to be the Chairman of the Company’s Scientific Advisory Board and will provide additional services to the Registrant as a consultant.

This report on Form 6-K is being incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.
By:	/s/ Philip Serlin
Philip Serlin
Chief Financial and Operating Officer

Dated: December 30, 2013